UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-08164

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk, Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: [signature]

Philip Fornecker
Vice President Finance

Dated: June ~~30~~ 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 29, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk, Inc. of our report dated June 28, 2006 relating to the financial statements of the Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan), which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 29, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Auditors

To the Participants and Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan), (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 28, 2006

Novo Nordisk, Inc.
401(k) Savings Plan

(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)

Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

Index

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk, Inc. 401(k) Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan), (the "Plan") at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Florham Park, New Jersey
June 28, 2006

Novo Nordisk, Inc.
401(k) Savings Plan
(Formerly known as Novo Nordisk, Pharmaceuticals, Inc. 401(k) Savings Plan)
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Investments at fair value		
Trust funds	$ 133,523,437	$ 101,445,640
Common stock	34,296,863	31,961,799
Investments at contract value		
Participant loans	3,834,159	3,106,625
Total investments	171,654,459	136,514,064
Receivables		
Employees' contributions receivable	328,240	241,592
Employers' contributions receivable	569,328	425,321
Other Receivables	19,502	8,259
Total receivables	917,070	675,172
Cash	16,494	42,712
Net assets available for benefits	$ 172,588,023	$ 137,231,948

The accompanying notes are an integral part of these financial statements.

Novo Nordisk, Inc.
401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets attributed to	
Investment income	
Net appreciation from trust funds	$ 5,255,930
Net appreciation on common stock	1,182,504
Interest	676,429
Dividends	3,325,513
	10,440,376
Contributions to the plan	
By employers	15,760,179
By participants	13,297,014
Participants' rollover	3,108,144
	32,165,337
Total additions	42,605,713
Deductions from net assets attributed to	
Withdrawals/distributions	(7,249,638)
Total deductions	(7,249,638)
Net Increase	35,356,075
Net assets available for benefits	
Beginning of year	137,231,948
End of year	$ 172,588,023

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

As of January 1, 2005, both the Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") and the Plan sponsor changed their name from Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan and Novo Nordisk Pharmaceuticals, Inc. to Novo Nordisk, Inc. 401(k) Savings Plan and Novo Nordisk, Inc., respectively.

The following description of the Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk, Inc. (formerly known as Novo Nordisk Pharmaceuticals, Inc.), Novo Nordisk of North America, Inc., Novo Nordisk Delivery Technologies, Inc., Novo Nordisk Pharmaceutical Industries, Inc. and NNE US Inc. (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The plan is administered by a management committee appointed by the Board of Directors of Novo Nordisk, Inc.

Plan Amendments
NNPI acquired manufacturing equipment and leasehold improvements from Aradigm Corporation ("Aradigm") in a transaction that closed on January 26, 2005 (the "Closing Date"). As a result, some current and former employees of Aradigm became employees of Novo Nordisk Delivery Technologies, Inc. ("NNDT"), which is a 100% owned affiliate of Novo Nordisk, Inc. As formally executed on April 19, 2005, these employees, immediately following the Closing Date or prior to the transition period ending April 30, 2005 were granted past service credits for purposes of eligibility and vesting in the Plan from their date of hire by Aradigm.

All full-time employees, who were hired on or after October 1, 2005, shall have their compensation automatically reduced by 2% (pre-tax basis), which shall be deemed to be the participant's salary reduction election if the participant does not elect to defer a portion of compensation within 60 days of entering the Plan. The amendment was executed on October 4, 2005.

Contributions
Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

Participants age 50 or older may elect to make catch up contributions to the Plan. The additional amounts may be deferred only when the maximum pre-tax contribution has been made. The maximum catch up contribution in 2004 is $3,000 that is increased by $1,000 each year up to 2006, when the maximum is $5,000. After 2006, the maximum may increase for cost-of-living adjustments.

The Companies' contributions are discretionary. For the years ended December 31, 2005 and 2004, the Companies' cash contributions represent 8% of each participant's annual compensation. The Companies also made additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

As further described on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions the Company remitted participant contributions of $8,866 for the pay period April 29, 2005 to the trustee on May 31, 2005 which were later than the date required by the Department of Labor Regulation 2510.3-102.

Vesting Benefits and Forfeitures
Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

At December 31, 2005 and 2004 there were $408,695 and $503,534, respectively, of forfeitures remaining in the plan. Forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required per employees that were erroneously omitted as participant of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contributions.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Loans
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59-1/2. There were no withdrawals or distributions approved but not yet paid to participants as of December 31, 2005 and 2004.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

2. Summary of Accounting Policies

Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of certain trust funds, which are invested in short-term investments, are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Withdrawals/Distributions
Withdrawals and distributions are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions
Employees and employers contributions are recorded in the period in which the Companies make the payroll deductions from the participant earnings.

Expenses
Certain of the Plan's administrative expenses are paid by the Plan. These amounted to $60,113 and $72,480 for 2005 and 2004, respectively. Such expenses are presented under Withdrawals/Distributions in the Statement of Changes in Net Assets Available for Benefits. Any other expenses are paid for by the Company.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Income Tax

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401(a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 25, 2003. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

4. Investments

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"), the Trustee. The following table presents the Plan's investments as of December 31, 2005 and 2004 that represent 5% or more of the Plan's net assets as of year end:

	December 31,	
	2005	2004
Investments at fair value trust funds		
Scudder-Dreman High Return Equity	$ 21,977,499	$ 18,306,622
Schwab Value Advantage Fund	15,822,987	13,346,198
Growth Fund of America R3	15,756,085	9,092,472
Schwab S&P 500 - Investor Shares	15,645,154	13,058,529
Europacific Growth Fund	13,201,288	7,380,722
Schwab Markettrack Balanced Fund	9,983,409	9,299,827
Baron Small Cap Fund	8,961,556	*
Common stocks		
Novo Nordisk A/S, American Depository Shares	34,296,863	31,961,799

* Investments less than 5% of Net Assets.

5. Related Party Transactions

Certain Plan investments are managed by Schwab Retirement Plan Services. Schwab Retirement Plan Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 and 2004, the total market value of investments managed by Charles Schwab amounted to $49,441,251 and $42,274,902, respectively. Fees paid by the Plan for the Investment Management Services amounted to $60,113 and $72,480 for the years ended December 31, 2005 and 2004, respectively. Schwab Retirement Plan Services also is the record-keeper of the Plan.

Novo Nordisk, Inc. is the Plan Sponsor and the Plan Administrator.

Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2005 and 2004, the market value of investments in Novo Nordisk A/S common stock was $34,296,863 and $31,961,799, respectively.

Novo Nordisk, Inc.
401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Cost	Fair Value
Trust funds		
DWS Dreman High Return Eq A	**	$ 21,977,499
* Schwab Value Advantage Fund	**	15,822,987
Growth Fund of America R3	**	15,756,085
* Schwab S&P 500 Index Inv	**	15,645,154
Europacific Growth Fund	**	13,201,288
* Schwab Markettrack Balanced Fund	**	9,983,409
Baron Small Cap Fund	**	8,961,556
Franklin U.S. Gov't Securities	**	7,224,287
Ariel Appreciation	**	5,903,161
* Schwab Markettrack Growth Fund	**	4,869,745
Janus Fund	**	4,385,590
WF Advantage Total Return Bd	**	3,150,050
* Schwab Markettrack Conservative Fund	**	3,119,183
Royce Opportunity	**	2,329,306
Thornburg Value-Institute C1	**	1,193,364
* Schwab U.S. Treasury Money Fund	**	773
		133,523,437
Common stocks		
* Novo Nordisk A/S, American Depository Shares	**	34,296,863
* Participant loans, with interest rates ranging from 5.00% to 10.50% and with maturities through 2020		3,834,159
Total investments		$ 171,654,459

* Party-in-interest.

** Cost information not required for participant directed investments.

Novo Nordisk, Inc.
401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)
Schedule H, line 4a – Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$8,866	$8,866